Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 1, 2022

Item 1

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That at the General Shareholders’ Meeting of this entity, validly held on 1 April 2022, the following resolutions were passed:

“1ºA.- To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and of its consolidated Group for the financial year ended 31 December 2021, all drawn up in eXtensible HyperText Markup Language (XHTML) format, with the consolidated financial statements tagged using standard eXtensible Business Reporting Language (XBRL), in accordance with Directive 2004/109/EC and Delegated Regulation (EU) 2019/815.

1ºB.- To approve the consolidated statement of non-financial information for the financial year ended 31 December 2021, which is part of the consolidated directors’ report for said financial year (“Responsible banking” chapter of the 2021 annual report).

1ºC.- To approve the corporate management for financial year 2021.

2º.- To approve the application of the separate results obtained by the Bank in financial year 2021, consisting of profits of €3,931,975,635.61, as follows:

Separate results obtained during financial year 2021 (profit)		€3,931,975,635.61
Application	To dividends	€1,700,932,169.91
	Dividend paid prior to the date of the meeting(*)	€835,507,980.01
	Final dividend(**)	€865,424,189.90
	To Voluntary Reserves(***)	€2,231,043,465.70

(*) Total amount paid as interim dividend, at a fixed rate of 4.85 euro cents per share entitled to receive the dividend.

(**) Fixed dividend of 5.15 euro cents gross per share entitled to receive the dividend, payable in cash from 2 May 2022. The total amount has been estimated assuming that, after the second buy-back programme announced on 24 February 2022 is implemented, 16,804,353,202 of the Bank's outstanding shares will be entitled to receive the dividend.

(***) Estimated amount corresponding to a final dividend of €865,424,189.90. It shall be increased or reduced by the same amount as the final dividend is lower or higher, respectively, than that figure.

3ºA.- To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

3ºB.- To appoint Mr Germán de la Fuente Escamilla as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

The effectiveness of this appointment is subject to obtaining the regulatory approvals provided for in Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, in Council Regulation (EU) No 1024/2013 of 15 October 2013 and in Regulation (EU) No 468/2014 of the European Central Bank regarding suitability.

3ºC.- To re-elect Mr Henrique Manuel Drummond Borges Cirne de Castro as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

3ºD.- To re-elect Mr José Antonio Álvarez Álvarez as a director, with the classification of executive director, for the Bylaw-mandated period of 3 years.

3ºE.- To re-elect Ms Belén Romana García as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

3ºF.- To re-elect Mr Luis Isasi Fernández de Bobadilla as a director, with the classification of external director, for the Bylaw-mandated period of 3 years.

3ºG.- To re-elect Mr Sergio Agapito Lires Rial as a director, with the classification of external director, for the Bylaw-mandated period of 3 years.

4º.- To re-elect PricewaterhouseCoopers Auditores, S.L., with a registered office in Madrid, at Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry of Economic Affairs and Digital Transformation under number S0242, as external auditor for the verification of the annual accounts and of the directors’ report of the Bank and of the consolidated Group for financial year 2022.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

5ºA.-

•	To include a new section 5 in Article 6 of the Bylaws, without changing the other sections of said article, the text of said new section 5 being as follows:

“5.	In the event that the person or entity registered as a holder of shares in the book-entry registry is an intermediary entity that keeps said shares in custody for the account of ultimate beneficial owners or of another intermediary entity, the Bank may also request the identification of the ultimate beneficial owners, meaning the person or persons for whose account the intermediary entity registered as a shareholder acts in each case, whether directly or through a chain of intermediaries. The Bank shall have no liability to the ultimate beneficial owners and is not privy to the relations between said ultimate beneficial owners and the intermediary entity or entities or to the relations among the entities making up the chain of intermediary entities.”

•	To amend section 2 of Article 12 of the Bylaws, without changing the other sections of said article, such that section 2 of Article 12 shall hereafter read as follows:

“2.	New shares may be transferred as from the time established by law.”

5ºB.- To amend section 1 of Article 16 of the Bylaws, without changing the other section of said article (i.e. section 2), such that section 1 of Article 16 shall hereafter read as follows:

“1.	Capital reductions may be effected by reducing the par value of the shares or by repurchasing them or dividing them into groups for exchange. Capital reductions may be effected in order to return the value of contributions, to release unpaid subscriptions, to establish or increase reserves, to restore the balance between the share capital and net assets, or to fulfil any other purpose allowed by law.“

5ºC.- To amend Article 19 of the Bylaws, which shall hereafter read as follows:

“1.	The Company may issue notes, warrants, preferred stock or any other negotiable securities, whether convertible or non-convertible, other than those described in the preceding articles.

2.	In the case of convertible securities, the shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue such securities. The board of directors may exercise such delegated power on one or more occasions and during a maximum period of five years.

3.	Likewise, in the case of convertible securities, the shareholders at a general shareholders’ meeting may also authorize the board of directors to determine the time when the issuance approved is to be effected, and to set all other terms not specified in the resolution adopted at the general shareholders’ meeting, on the terms established by law.“

5ºD.- To amend section 2 of Article 26 of the Bylaws, without changing the other sections of said article, such that section 2 of Article 26 shall hereafter read as follows:

“2.	The directors must attend general shareholders’ meetings, but their attendance shall not be required for the meeting to be validly established. They may attend by remote means in justified cases, which shall be assessed by the board or the chair of the meeting. Excepted from the foregoing are the provisions for meetings held exclusively by remote means.”

5ºE.-

•	To amend sections 3, 4 and 5 of Article 45 of the Bylaws, without changing the other sections of such article, such that said sections 3, 4 and 5 of Article 45 shall hereafter read as follows:

“3.	The board of directors, upon a prior report of the nomination committee, may appoint one or more vice secretaries in order that they shall assist the secretary of the board of directors or replace him in the event of absence, impossibility to act or illness.

4	In the event of absence or impossibility to act, the secretary and the vice secretary or vice secretaries of the board may be replaced by the director appointed by the board itself from among the directors present at the meeting in question. The board may also resolve that any employee of the Company act as such interim replacement.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

5	The general secretary shall also be the secretary of all the committees of the board. The vice secretary or any of the vice secretaries who are appointed may replace the secretary at all the committees of the board.“

•	To amend section 3 of Article 29 of the Bylaws, without changing the other sections of said article, such that section 3 of Article 29 shall hereafter read as follows:

“3.	The chair shall be assisted by the secretary for the meeting. The secretary of the board of directors shall serve as secretary for the general shareholders’ meeting. In the event of absence, impossibility to act or vacancy of the secretary, the vice secretary (or, if several vice secretaries have been appointed, any of them) shall serve in his stead, and in the absence of the vice secretary, the director designated by the board itself shall act as secretary.“

5ºF.- To amend section 1 of Article 48 of the Bylaws, without changing the other sections of said article, such that section 1 of Article 48 shall hereafter read as follows:

“1.	The chair of the board of directors shall have the status of executive chair of the Bank and shall be considered as the highest executive in the Company, vested with such powers as are required to hold office in such capacity, without prejudice to direct reporting to the board or to the committees thereof by other executives as may be established by the board. Considering his particular status, the executive chair shall have the following powers and duties, among others set forth in the law, in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders' meeting and by the board of directors are duly carried out.

b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the chief executive officer and the senior management in order to inform himself of the progress of the business.”

5ºG.- To amend letters a) and b) of subsection (vii) of section 4, to eliminate letter c) of such subsection (vii), and to include, before the last paragraph of the said section 4 of Article 52 of the Bylaws, a new heading (viii), without changing the other subsections or sections of said article, such that subsections (vii) and (viii) of section 4 of Article 52 shall hereafter read as follows:

“(vii)	Previously report to the board of directors regarding all the matters established by law, the bylaws and in the rules and regulations of the board, and in particular regarding:

a)	the financial information and the directors’ report, which shall include, where applicable, the mandatory non-financial information that the company must publish from time to time, the review of which by the audit committee shall be coordinated with the review thereof by the responsible banking, sustainability and culture committee; and

b)	the creation or acquisition of interests in special-purpose entities or with registered office in countries or territories that are considered non-cooperative jurisdictions.

(viii)	Report on those related-party transactions that must be approved by the shareholders acting at a general meeting or by the board of directors and supervise such internal procedure as the Company may establish for those whose approval has been delegated.“

5ºH.-

•	To rearrange sections 3 and 4 of Article 58 of the Bylaws, without changing the other sections of such article, such that said sections 3 and 4 of Article 58 shall hereafter read as follows:

“3.	Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation as is appropriate for the performance of executive duties.

For such purposes, when executive duties are delegated to a member of the board of directors in any capacity, it shall be necessary for the director and the Company to sign an agreement, which must have been previously approved by the board of directors with the favourable vote of two-thirds of its members. The affected director must abstain from attending the meeting and from participating in the vote. The approved agreement must be included as an exhibit in the minutes of the meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Such agreements shall establish all the items for which the directors may receive remuneration for the performance of executive duties. These items may include: (i) a fixed component; (ii) a variable component based on achieving targets or other parameters; (iii) savings and pension systems, supplements and benefits, including insurance premiums; (iv) severance payments due to cessation of office and compensation for exclusivity agreements, post-contractual non-competition agreements, continuity agreements or any other agreements that may be entered into; and (v) any other item provided for in the director remuneration policy in effect from time to time. The directors may not receive any remuneration for the performance of executive duties which amounts or items are not established in such agreement.

The remuneration to be paid pursuant to such agreements shall be adjusted to the director remuneration policy.

4.	In addition to the provisions set out in the preceding paragraphs, the directors shall be entitled to receive compensation by means of the delivery of shares or share options, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, as the case may be, the maximum number of shares that may be assigned in each financial year, the exercise price or the system for calculating the exercise price of the share options, the value of the shares that may be used as a reference and the duration of the plan.”

•	To amend Article 59 of the Bylaws, which shall hereafter read as follows:

“1.	The director remuneration policy shall be approved by the shareholders at the general shareholders’ meeting as a separate item on the agenda and for application over a maximum period of three financial years. It may also be provided that the policy be effective as from the date of approval thereof by the shareholders and over a period not to exceed the next three financial years. In any case, the event contemplated in section 4 of Article 59 bis below shall be exempted for purposes of the duration of the policy. Any amendment or replacement of the policy during its effective period shall require the prior approval of the shareholders at the general shareholders’ meeting, in accordance with the procedure established for its approval.

2.	The remuneration policy shall conform as appropriate to the remuneration system established in Article 58 and must necessarily include:

(i)	the maximum amount of annual remuneration to be paid to all of the directors in their capacity as such and the criteria for distribution thereof based on the duties and responsibilities assigned to each of them; and

(ii)	the amount of fixed annual remuneration for the performance of executive duties and the other provisions established by law.

3.	The proposal by the board of directors of the director remuneration policy shall be reasoned and must be accompanied by a specific report of the remuneration committee. As from the call to the general shareholders’ meeting, both documents shall be made available on the Company’s website for the shareholders, who may also request that the documents be delivered or sent free of charge. The announcement of the call to the general shareholders’ meeting shall mention such right.

4.	If the proposal for a new remuneration policy is rejected by the shareholders at the general shareholders’ meeting, the Company shall continue paying remuneration to its directors in accordance with the remuneration policy in force on the date the general shareholders’ meeting is held, and shall submit a new proposal for a remuneration policy for approval at the next ordinary general shareholders’ meeting.

5.	Any remuneration the directors received for the exercise or termination of their office or for the performance of executive duties shall be in accordance with the director remuneration policy then in effect. Excepted from the foregoing is remuneration expressly approved by the shareholders at the general shareholders’ meeting.

6.	The Company may establish temporary exceptions to the remuneration policy in accordance with the provisions of law.”

•	To amend section 4 of Article 59 bis of the Bylaws, without changing the other sections of such article, such that said section 4 of Article 59 bis shall hereafter read as follows:

“4.	If the annual report on director remuneration is rejected by the consultative vote of the shareholders at an ordinary general shareholders’ meeting, the Company may continue applying the remuneration policy in force only until the next ordinary general shareholders’ meeting. It shall not be necessary to re-approve the policy if it would have been approved at the same general shareholders’ meeting that rejected the annual report on directors’ remuneration on a consultative basis.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

5ºI.- To insert a new Article 64 bis after Article 64 in the Bylaws, which shall read as follows:

“Article 64 bis. Prior authorisation for the payment of dividends other than in cash or own funds instruments.

Payments of dividends made other than in cash or own funds instruments shall be subject to compliance with the conditions established by applicable laws and regulations and shall require, where appropriate, the prior authorisation of the competent authority.“

6ºA.- To amend subsection (v) of section 1 of Article 6 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sections or subsections of said article, such that said subsection (v) shall hereafter read as follows:

“(v) in the event of appointment, ratification or re-election of members of the Board of Directors, the identity, curriculum vitae and category to which each one of them belongs, as well as the proposals and reports of the Board of Directors or of the Nomination Committee, as applicable in each case pursuant to the Law, the Bylaws or the Rules and Regulations of the Board; and”

6ºB.- To amend section 2 of Article 13 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sections of said article, such that said section 2 shall hereafter read as follows:

“2.	The Chair of the Board of Directors or, in his absence, the Vice Chair serving in his stead pursuant to the Bylaws, and in the absence of both the Chair and the Vice Chair, the Director designated by the Board of Directors, shall preside over General Shareholders’ Meetings, and the General Secretary of the Company shall serve as Secretary. In the absence, incapacity or vacancy of the Secretary, the Vice Secretary (or, if several Vice Secretaries have been appointed, any of them) shall serve in his stead, and in the absence of the Vice Secretary, the Director designated by the Board of Directors. In the absence of any express designation pursuant to the foregoing, the shareholders elected by the shareholders present at the Meeting shall serve as Chair and Secretary.

If for any reason during the course of the General Shareholders’ Meeting the Chair or the Secretary should have to leave the Meeting, the person to serve in their stead shall be designated pursuant to the provisions of the foregoing paragraph.“

6ºC.-

•	To eliminate the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting.

•	To include a new Article 15 bis after Article 15 within the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 15 bis. Remote Shareholders’ Meeting

1.	If so provided in the announcement of the call to meeting or in any applicable supplementary announcement, together with physical or in-person attendance, attendance at the shareholders’ meeting by remote and simultaneous means and the casting of electronic distance votes during the Shareholders’ Meeting may also be allowed (hybrid Meeting). In such case, the Board of Directors shall regulate all procedural aspects required in this regard for each General Shareholders’ Meeting in compliance with the law, the Bylaws and these Rules and Regulations.

Remote attendance at the Shareholders’ Meeting in this case shall be subject to the following basic rules, which may be further developed and supplemented by the Board of Directors:

(i)	Shareholders (or their proxy representatives) desiring to attend the Shareholders’ Meeting must identify themselves by means of an electronic signature or other form of identification upon the terms established by the Board of Directors in a resolution adopted for this purpose and providing adequate guarantees of authenticity and of verification of identity of the shareholder (or proxy representative) in question.

(ii)	The call to meeting shall state how far in advance of the commencement of the meeting shareholders (or their proxy representatives) desiring to attend the Meeting must connect in order to be deemed a shareholder present in person or by proxy. If the connection is made after the established deadline, the shareholder shall not be deemed to be present in person or by proxy.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iii)	The rights to participate, receive information, make proposals and vote must be exercised through the means of remote communication designated by the Board of Directors. The Board of Directors shall determine the procedure and deadlines for the exercise of these rights during the course of the Shareholders’ Meeting.

2.	The announcement of the call to meeting or any applicable supplementary announcement to be published may also provide for the meeting to be held exclusively by remote means, without the physical attendance of shareholders or their proxy representatives. The Board of Directors shall regulate all procedural aspects required in this regard for each General Shareholders’ Meeting to be held in this form in compliance with the law, the Bylaws and these Rules and Regulations.

The Shareholders’ Meeting shall in this case be subject to the provisions of law and the Bylaws, as well as to the basic rules set out in paragraphs (i) to (iii) of section 1 above, which may be further developed and supplemented by the Board of Directors. The announcement of the call to meeting shall describe the steps and procedures to register and to prepare the list of attendees, for the attendees to exercise their rights, and for the course of the Shareholders’ Meeting to be accurately reflected in the minutes.

3.	Whether it is a hybrid or exclusively remote Shareholders’ Meeting, replies to shareholders or their representatives attending the Shareholders’ Meeting through the remote means of communication provided for in this article who exercise their right to request information during the Shareholders’ Meeting shall be provided during the course of the meeting. In the event that it is not possible to do so at that time, the directors shall be required to provide the requested information in writing within seven days of the close of the Shareholders’ Meeting, except where any of the grounds for denial provided for by law, the Bylaws or these Rules and Regulations applies. Replies provided in writing shall be published on the corporate website.

Likewise, pursuant to Section 182 of the Spanish Capital Corporations Law, the directors may decide that presentations and proposed resolutions that those attending by remote means intend to make as allowed by law be submitted to the Company before the General Shareholders’ Meeting is established.

4.	To implement remote attendance and the casting of electronic distance votes during the holding of the Shareholders’ Meeting, the Board of Directors may establish, adjust and update the means and procedures as may be appropriate to the state of technology and the circumstances of the Company, especially taking into account the number of its shareholders, in compliance, if appropriate, with the legal provisions applicable to this system and with the provisions of the Bylaws and of these Rules and Regulations. It may also adjust the provisions established for physical presence to cases where shareholders or their proxy representatives are not physically present. Such means, procedures and adjustments shall be published on the Company’s website or within the tool through which remote attendance at the Shareholders’ Meeting is implemented.

5.	If due to technical circumstances not attributable to the Company, remote attendance at the Shareholders’ Meeting in the expected manner should not be possible or if there is an interruption of the communication or it is ended during the course of the Shareholders’ Meeting, this circumstance cannot be invoked as an illegitimate deprivation of shareholder rights.”

•	To amend Article 19 of the Rules and Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Without prejudice to the possibility of submitting proposals for resolutions under the provisions of the Spanish Capital Corporations Law prior to the call to the General Shareholders’ Meeting or to what is set forth in Article 15 bis of these Rules and Regulations for those attending the meeting by remote means, shareholders may, during the shareholder presentation period, submit proposed resolutions to the General Shareholders’ Meeting regarding any matter on the agenda which is not legally required to be made available to the shareholders at the time the call to meeting is published, and regarding those matters that may be debated at the Shareholders' Meeting without such matters appearing on the agenda.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

6ºE.- To amend Article 17 of the Rules and Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 17. Presentations

Presentations by the shareholders shall occur in the order in which they are called for such purpose by the Presiding Committee. The Chair, considering the circumstances, shall determine the time initially allotted for each presentation, which shall be the same for all and never less than three minutes.

In the exercise of the Chair’s powers to preside over the Shareholders' Meeting, and without prejudice to other action that may be taken, the Chair:

(i)	may extend the time initially allocated to each shareholder, when the Chair so deems it appropriate;

(ii)	may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation;

(iii)	may call the presenting shareholders to order so that they limit their presentation to business properly before the Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner;

(iv)	may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the paragraph (iii) above, may withdraw the floor from them; and

(v)	if the Chair believes that their presentation might upset the proper order and normal conduct of the meeting, the Chair may order them to leave the premises and, if appropriate, adopt the measures required for compliance with this provision.”

7ºA.-

•	Revocation of prior authorisation

To rescind and deprive of effect, to the extent unused, the authorisation granted pursuant to resolution Six II) approved at the ordinary general shareholders’ meeting of 3 April 2020.

•	New authorisation

I.       To again authorise the board of directors, as broadly as may be necessary under the law:

(i)	so that it can increase the share capital pursuant to the provisions of Section 297.1.b) of the Spanish Capital Corporations Law:

−	on one or more occasions and at any time, within a period of 3 years from the date of this meeting;

−	by the maximum amount of €4,335,160,325.50;

−	through the issue of new shares (with or without a premium);

−	with cash contributions as consideration for the new shares to be issued;

−	with the ability to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the new shares unsubscribed during the pre-emptive subscription period or periods, and to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made;

(ii)	to amend the article of the Bylaws relating to capital;

(iii)	to totally or partially exclude pre-emptive rights upon the terms of Section 506 of the Spanish Capital Corporations Law, provided, however, that this power shall be limited to capital increases carried out under this delegation of powers up to the amount of €867,032,065 (10% of the current share capital of the Bank); and

(iv)	to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted.

•	Calculation of the authorisation and convertible debentures

The amount of the capital increases, if any, made to accommodate the conversion of debentures under the provisions of resolution Seven II) from among those adopted by the shareholders at the ordinary general shareholders’ meeting of 12 April 2019 or any other resolution adopted in this connection by the shareholders at a general meeting shall be deemed to be included within the limit available at any time in the maximum amount of €4,335,160,325.50 authorised by this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	Issue of CoCos and maximum limit

For the purposes of the limit available for the total or partial exclusion of pre-emptive rights (10% of the Bank's current share capital), issues that are perpetual or that have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“Contingently Convertible Issues” or “CoCos”), in which pre-emptive rights are excluded and which may be approved under the provisions of resolution Seven II) from among those adopted by the shareholders at the ordinary general shareholders’ meeting of 12 April 2019 or pursuant to any other resolution on this issue that the shareholders may adopt at a general meeting, shall not be counted. Pursuant to Additional Provision Fifteen of the Spanish Capital Corporations Law, the general limit of 50% of the Bank’s share capital shall apply to capital increases carried out to cover the conversion of such issues if pre-emptive rights are excluded.

7ºB.-

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the share capital of the Bank in the nominal value of €129,965,136.50 by cancelling 259,930,273 own shares (the “First Programme Reduction”), which were acquired through the own shares buy-back programme addressed to all shareholders, which was announced by means of notices of inside information dated 28 September 2021 and 6 October 2021 and which was completed on 25 November 2021.

•	Purpose of the First Programme Reduction

The purpose of the First Programme Reduction is to cancel own shares, contributing to the remuneration of the Company’s shareholders by increasing the earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof does not entail a return of contributions to the shareholders.

•	Implementation period and reserves to which the First Programme Reduction will be charged

The own shares acquired by the Company under the First Programme will be cancelled within one month of the approval of this resolution by the shareholders or the receipt of the relevant regulatory approvals, whichever occurs later. Therefore, the First Programme Reduction must be implemented within that period.

The First Programme Reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, the Bank will be the owner of the shares to be cancelled.

The cancellation of own shares to implement the First Programme Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or, if the corresponding regulatory approval is not obtained, against other unrestricted reserves accounts.

Furthermore, for purposes of the provisions of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital, will be funded from the share premium reserve or, in the absence of regulatory authorisation, from other unrestricted reserves accounts. Therefore, pursuant to the provisions of Section 335 c) of the Spanish Capital Corporations Law, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the First Programme Reduction.

•	Amendment of Article 5 of the Bylaws

Article 5 of the Bylaws is hereby amended as regards the amount of share capital and the number of shares, which shall hereafter read as follows:

“Article 5. Share capital

1. The share capital is 8,540,355,514.50 euros.

2. The share capital is represented by 17,080,711,029 shares having a nominal value of fifty euro cents each, all of which belong to the same class and series.

3. All the shares have been fully paid-up.”

•	Delegation of powers and authorisations

The implementation of the First Programme Reduction is subject to receipt of the corresponding regulatory approvals required by applicable legal provisions.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein is delegated to the board of directors. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To determine all those matters that have not been expressly set out in this resolution or that are a consequence hereof.

(b)	To adopt such resolutions, take such actions and execute such public or private documents as may be necessary or advisable for the fullest implementation of this resolution, including, but not limited to, the publication of such notices as may be legally required and the making of such requests and communications as may be appropriate in order to delist the cancelled shares from the stock exchange, and to request and carry out such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and the cancellation of the corresponding book-entry records.

(c)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the First Programme Reduction.

(d)	To take such actions as may be necessary or appropriate to implement and formalise the First Programme Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249 bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the current authorisation for the acquisition of own shares approved by the shareholders at the ordinary general shareholders’ meeting of 3 April 2020, it is stated for the record that the shares hereby cancelled are excluded from the calculation corresponding to the aforementioned authorisation.

7ºC.-

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the Bank’s share capital by the maximum amount indicated below, in the aggregate nominal value represented by the shares with a nominal value of fifty euro cents each that are to be acquired through a share buyback programme addressed to all shareholders, which was approved by the board at its meeting held on 24 February 2022 and that, subject to obtaining the relevant regulatory approvals, is expected to be implemented pursuant to applicable legal provisions and under the authorisation for the acquisition of own shares granted by the shareholders at the ordinary general shareholders’ meeting held on 3 April 2020 under item Five II) of the agenda (the “Second Programme” and the “Shareholder Authorisation”, respectively). The maximum amount of the Second Programme is €865,000,000, for which reason, taking into account the minimum purchase price of fifty euro cents pursuant to the Shareholder Authorisation (corresponding to the nominal value per share), the maximum number of own shares to be acquired would be up to 1,730,000,000 (the “MNOSA”). Accordingly, the maximum amount of the capital reduction will be the aggregate nominal value of the number of shares, each having a nominal value of fifty euro cents, to be acquired through the Second Programme, up to the stated maximum of 1,730,000,000 shares (the “Second Programme Reduction”).

•	Purpose of the Second Programme Reduction

The purpose of the Second Programme Reduction is to cancel own shares, contributing to the remuneration of the Company’s shareholders by increasing the earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof does not entail a return of contributions to the shareholders.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	Procedure, implementation period and reserves to which the Second Programme Reduction will be charged

The shares to be cancelled will be acquired pursuant to the Shareholder Authorisation and in accordance with applicable legal provisions on market abuse and the securities market, for which reason it will not be necessary to make a public takeover bid for shares of the Company acquired under the Second Programme. The shares will be acquired on the price and volume conditions established in applicable legal provisions.

Pursuant to Section 340.3 of the Spanish Capital Corporations Law, if the Bank does not reach the maximum number of shares to be acquired under the Second Programme (i.e. the MNOSA), the capital will be reduced by the nominal value corresponding to the number of shares actually acquired under the Second Programme.

The own shares acquired by the Company under the Second Programme will be cancelled within one month of the later of the approval of this resolution by the shareholders, the termination of the Second Programme, or the receipt of the relevant regulatory approvals. Therefore, the Second Programme Reduction must be implemented within this period.

The Second Programme Reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, the Bank will be the owner of the shares to be cancelled.

The cancellation of own shares to implement the Second Programme Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or, if the corresponding regulatory approval is not obtained, against other unrestricted reserves accounts.

Furthermore, for purposes of the provisions of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital, will be funded from the share premium reserve (or from another unrestricted reserve if the relevant regulatory approval is not obtained). Therefore, pursuant to the provisions of Section 335 c) of the Spanish Capital Corporations Law, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Second Programme Reduction.

•	Delegation of powers and authorisations

The implementation of the Second Programme Reduction is subject to receipt of the corresponding regulatory approvals required by applicable legal provisions.

The power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein is delegated to the board of directors. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To proceed with the implementation of the Second Programme Reduction and declare the approved Second Programme Reduction to be closed and executed, approving the cancellation of the shares acquired under the Second Programme. To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in Section 335 of the Spanish Capital Corporations Law.

(b)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the Second Programme Reduction.

(c)	To amend the article of the Bylaws relating to capital and the number of shares.

(d)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of the Company are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Company’s shares are traded.

(e)	To publish such announcements as may be necessary or appropriate in relation to the Second Programme Reduction and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(f)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of the Company and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(g)	To take such actions as may be necessary or appropriate to implement and formalise the Second Programme Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the current authorisation to acquire own shares that the shareholders approved at the ordinary general meeting of 3 April 2020, it is clarified that the cancelled shares are excluded from the calculation corresponding to the aforementioned authorisation.

7ºD.-

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the share capital of the Bank by up to a maximum amount of €867,032,065, equal to 10% of the share capital of the Bank as at the date of formulation of this proposed resolution, corresponding to a maximum of 1,734,064,130 shares of a nominal value of fifty euro cents each, through the cancellation of own shares acquired by the Company under the current authorisation to acquire own shares approved by the shareholders at the ordinary general shareholders’ meeting of 3 April 2020, any other resolution that may hereafter replace it, or any resolution of the shareholders relating to the acquisition of own shares, all pursuant to the provisions of applicable law and regulations and after obtaining any relevant regulatory approvals (the “Capital Reduction”).

•	Implementation period

The period for implementation of this resolution shall be the shorter of one year or by the date of the next ordinary general meeting, and this resolution shall be deprived of effect to the extent of the capital reduction not implemented by the end of such period.

During the effective period of the authorisation, the Capital Reduction may be implemented in whole or in part in the manner and on the occasions that the board of directors or, by delegation thereof, the executive committee and/or any director with delegated powers, deems most appropriate, within the limits established in this resolution and by law. Notwithstanding the foregoing, if the board of directors (with express powers of substitution to the executive committee or any director with delegated powers) does not consider it advisable to implement the Capital Reduction within the aforementioned period in consideration of market conditions, conditions of the Bank itself or those arising from any significant social or economic fact or event, it may submit to the shareholders the possibility of revoking it.

The Capital Reduction shall also be deprived of all effect if the board of directors, or by substitution, the executive committee or any director with delegated powers, does not exercise the powers delegated thereto within the period set by the shareholders for the implementation thereof, in which case this will be reported to the next general meeting to be held.

•	Final amount

The final amount of the Capital Reduction shall be set by the board of directors or, by delegation, by the executive committee and/or any director with delegated powers, within the maximum limit set forth above, based on the final number of own shares that the board of directors (or, by delegation, the executive committee and/or any director with delegated powers) cancels pursuant to the provisions of this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	Purpose of the Capital Reduction

The purpose of the Capital Reduction is to cancel own shares, contributing to the remuneration of the Company’s shareholders by increasing earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof will not entail a return of contributions to the shareholders.

•	Reserves to which the Capital Reduction will be charged

The cancellation of own shares to implement the Capital Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or against other unrestricted reserves accounts.

Furthermore, for purposes of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that at the time the Capital Reduction is implemented, the board of directors may resolve to fund a reserve for amortised capital from the share premium reserve or, in the absence of regulatory authorisation, from other unrestricted reserves accounts in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital. Pursuant to Section 335 c) of the Spanish Capital Corporations Law, if such a reserve were to be funded, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Capital Reduction.

•	Delegation of powers

Delegation to the board of directors of the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To determine the number of shares to be cancelled in each implementation, with the power to decide to refrain from implementing the resolution in whole or in part if no acquisition of own shares for cancellation ultimately occurs or if, the shares having been acquired, it is advisable to refrain from doing so in the corporate interest due to market conditions, conditions of the Bank or any significant social or economic condition. All of the foregoing shall be reported to the shareholders at the general meeting.

(b)	To declare executed each of the implementations of the Capital Reduction to be finally approved, setting, where appropriate, the final number of shares to be cancelled in each implementation, and therefore the amount by which the share capital of the Company must be reduced in each implementation, all subject to the limits established in this resolution. To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged. To resolve to fund a reserve for amortised capital in an amount equal to the nominal value of the amortised shares, for the purposes of Section 335 of the of the Spanish Capital Corporations Law.

(c)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the Capital Reduction.

(d)	To amend the article of the Bylaws relating to capital and the number of shares.

(e)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of the Company are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Company’s shares are traded.

(f)	To publish such announcements as may be necessary or appropriate in relation to the Capital Reduction and each implementation thereof and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(g)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of the Company and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(h)	To take such actions as may be necessary or appropriate to implement and formalise the Capital Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the current authorisation to acquire own shares that the shareholders approved at the ordinary general meeting of 3 April 2020, it is clarified that the cancelled shares are excluded from the calculation corresponding to the aforementioned authorisation.

8ºA.- To approve, pursuant to the provisions of Section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the directors’ remuneration policy of the Bank for financial years 2022, 2023 and 2024, the text of which has been made available to the shareholders within the framework of the call to the general meeting, which appears in sections 6.4 and 6.5 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2021 annual report and which, regarding the variable components of the remuneration of executive directors for 2022 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted to the shareholders at the general shareholders’ meeting under item 8 D.

8ºB.- To approve, for purposes of the provisions of section 2 of Article 58 of the Bylaws, the establishment of the fixed annual amount of remuneration of the directors in their capacity as such at €6,000,000, which amount shall be applicable to remuneration corresponding to financial year 2022 and shall remain effective for so long as the shareholders acting at a general shareholders’ meeting do not resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

8ºC.- To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

•	Number of affected persons: certain members of the Identified Staff (696 at 31 December 2021, as itemised in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 50 additional beneficiaries, up to a total maximum of 746 persons.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of the Bank or other companies of the Group belonging to the “Identified Staff”, i.e. to categories with professional activities that have a material impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the foregoing categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been selected pursuant to Article 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions and the standards established in Commission Delegated Regulation (EU) 2021/923 of 25 March 2021, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in Article 92(3) of that Directive.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	Grant of powers

Without prejudice to the provisions of item 9 of the agenda or to the powers of the board of directors in remuneration matters, the board is hereby authorised to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

(b)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, Banco de España or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)	To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or recommendations from supervisory bodies that may prevent their implementation upon the terms approved or that may require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Company shall communicate the approval of this resolution to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, or to compliance with the obligations that bind them for such purpose.

8ºD.- To approve, as regards the inclusion of the executive directors among the beneficiaries thereof, the implementation of the seventh cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, which has been approved by the board of directors, inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or of rights thereon or that is linked to the value of the shares:

(i)	Object and beneficiaries

The seventh cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, the “Award”) for financial year 2022 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, senior management and the country heads from the main countries in which the Group operates, all of them belonging to the “Identified Staff” or “Material Risk Takers” (i.e. to categories of staff whose professional activities have a material impact on the risk profile of the institution in accordance with Section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The implementation of the seventh cycle exclusively as regards the variable remuneration of the executive directors of the Bank is submitted to the shareholders for approval at the general meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The purpose of this seventh cycle of the Deferred Multiyear Objectives Variable Remuneration Plan as regards the executive directors of the Bank is (a) to defer a portion of the Award over a period of five years, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for any payment thereof in cash, share options and Santander shares, and (d) also paying the other portion of such variable remuneration in cash, share options and Santander shares at the outset, all in accordance with the rules set forth below. Without prejudice to the foregoing, it is provided that the executive directors will be entitled to opt to receive in options the entire portion payable in shares.

•	Operation

The Award for the executive directors for financial year 2022 will be paid as follows:

–	40% of the Award will be paid, if applicable, in 2023, net of taxes, after applying the corresponding withholding or payment on account (this portion of the total amount of the Award, the “Immediate Payment Amount”): 50% in cash, 25% in options on Santander shares and 25% in Santander shares, although the beneficiaries may opt to receive in options the entire portion payable in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

–	Payment of the remaining amount (the “Deferred Payment Amount”) will be deferred over a period of 5 years (the “Deferral Period”), which amount will be paid in fifths within thirty days of the anniversaries of the Initial Date in 2024, 2025, 2026, 2027 and 2028 (the “Anniversaries”), provided that the conditions described below are met.

–	The deferred portion of the Award will be divided into fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each of the Anniversaries.

–	Each of the payments that are to be made on the Anniversaries will be made 50% in cash, and the other 50%, one half in options on Santander shares and one half in Santander shares (unless the executive director opts to receive in share options the entire portion corresponding to shares), after applying any withholding or payment on account applicable at any time.

–	The beneficiaries receiving Santander shares and options on Santander shares pursuant to the preceding paragraphs may not directly or indirectly hedge them before delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares and the options for one year as from the delivery thereof. If the beneficiary exercises the share options received within one year since they are delivered, the shares or cash received when the share options are settled shall be subject to the applicable retention periods in each case.

–	Pursuant to the Group’s policy on holding shares, the executive directors of Banco Santander may not transfer Santander shares that they receive pursuant to the preceding paragraphs for three years from the date of delivery thereof, unless the director holds an amount in Santander shares equal to two times the director’s annual fixed remuneration.

–	On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

In addition to continuity of the director within the Group1, the accrual of all Annual Payments is conditional upon the absence of any of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy during the period prior to each of the deliveries. Likewise, the amounts of the Award already paid will be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

___________________

1 When termination of the relationship with the Bank is due to retirement, early retirement or pre-retirement of the beneficiary, for termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, as well as in cases of mandatory redundancy, the right to delivery of the shares, options on shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give any right to receive the deferred amount in advance, except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares, options on shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The application of malus and clawback provisions is triggered in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, for which purpose at least the following factors must be taken into account:

–	Significant errors in risk management committed by the entity or by a business or risk control unit.

–	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

–	Regulatory sanctions or adverse court awards for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

–	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibility of the persons or bodies making such decisions shall be especially considered.

Additionally, the accrual of the third, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to the achievement of certain targets referring to the 2022-2024 period (the “Multiyear Objectives”) and to the metrics and achievement scales associated with such Multiyear Objectives, which are those set forth below:

A.	Achievement of the return on tangible equity (“RoTE”) target of the Bank in 2024. The RoTE coefficient corresponding to this target will be obtained from the following table:

RoTE in 2024
(%)	RoTE Coefficient
≥ 15%	1.5
≥ 12% but < 15%	0 – 1.5A
< 12%	0
A.	Straight-line increase in RoTE Coefficient based on the specific percentage of RoTE in 2024, within this bracket of the scale.

B.	Relative performance of the Bank’s TSR for the 2022-2024 period compared to the weighted TSRs of a peer group of 9 credit institutions.

For these purposes:

-	“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of the Bank and the initial value of that investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class on the first date on which the dividend or similar item is payable to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2022 (excluded) (for the calculation of the initial value) and for the fifteen trading sessions prior to 1 January 2025 (excluded) (for the calculation of the final value) will be taken into account.

-	“Peer Group” means the group made up of the following 9 financial institutions: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

For this TSR metric, the following achievement scale is established:

TSR Position of the Bank	TSR Coefficient
Achievement of percentile 100	1.5
Between percentiles 75 and 100 (not including the latter)	1 – 1.5A
Between percentiles 40 and 75 (not including the latter)	0.5 – 1A
Below percentile 40	0
A.	Proportional increase in TSR coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

C.	Level of progress on the Bank’s public agenda responsible banking commitments, measured by means of the following metrics related to environmental, social and corporate governance (ESG) matters:

i.	Target regarding women in management positions at the Promontorio, Faro and Solaruco corporate segments at year-end 2024:

% of women in management positions B	Coefficient 1
≥ 30.5%	1.25
≥ 30% but < 30.5%	1 – 1.25A
≥ 28% but < 30%	0 – 1A
< 28%	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	Senior management positions represent 1% of the total payroll.

ii.	Target regarding financially empowered persons between 2019 and 2024:

Financially empowered persons B (millions)	Coefficient 2
≥ 14	1.25
≥ 13 but < 14	1 – 1.25A
≥ 9 but < 13	0 – 1A
< 9	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	Persons (who have limited or no access to banking services or are financially vulnerable) who are given access to financial services, financing and financial education to broaden their understanding and become more resilient through financial education. This target is more ambitious than the announced public commitment due to the good evolution of this metric. Furthermore, the financial inclusion target will always conform to the Group’s credit risk policy and not alter loanbook performance. The public commitment is measured with cumulative data since 2019.

iii.	Green financing target between 2019 and 2024:

Green financing B (billions of euros)	Coefficient 3
≥ 170	1.25
≥ 160 but < 170	1 – 1.25A
≥ 120 but < 160	0 – 1A
< 120	0

A.	Proportional increase in the coefficient according to its position within this bracket of the scale.

B.	Includes Santander’s total contribution to green financing: project finance, syndicated loans, green bonds, working capital finance, advisory services, structuring and other products to aid our customers in the transition to a low-carbon economy. It includes the public commitment and also the planned launch of new green products and green finance in retail banking. The public commitment is measured with cumulative data since 2019.

iv.	Setting sector-specific decarbonisation targets in line with the Net Zero Banking Alliance (NZBA) commitment:

Number of sectors with decarbonisation targets B	Coefficient 4
≥ 11	1.25
= 10	1
≥ 0 but < 10	0 – 1A

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	The Bank may set and announce by March 2024, an interim emissions-related target for 2030 (or earlier) for portfolios linked to climate-relevant sectors, among which the following ten sectors covered by NZBA's commitment are noted: power generation, coal, oil and gas, transport, iron and steel, aluminium, cement, mortgages, real estate and agriculture. Establishing these targets will set the Bank's roadmap to achieve its ambition to be net zero by 2050, by aligning the Bank's climate-relevant portfolios with the Paris Agreement’s goals.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

v.	Decarbonisation target for the electric power generation sector between 2019 and 2024:

Percentage of intensity reduction in electric power generation B	Coefficient 5
≥ 18.75%	1.25
≥ 15% but < 18.75%	1 – 1.25A
≥ 0% C but < 15%	0 – 1A

A	Proportional increase in the coefficient according to its position within this bracket of the scale

B	The metrics in the chart measure the evolution of the decarbonisation target between 2019 and 2024, and will put the Bank on the right track to reach the targets for 2025 and 2030 on lowering the emissions intensity of the electricity generation portfolio. In this vein, in accordance with the “IEA - Net Zero emissions” scenario and the Bank’s target for 2025, the emissions of the Bank’s electricity generation portfolio shall be lowered by 21.7% by 2025 vis-à-vis 2019 (from 0.23 tCO2e/MWh in 2019 to 0.18 tCO2e/MWh in 2025).

C	In case of increased intensity, achievement would also be 0%.

Each of the five Responsible Banking commitments described in sections (i) to (v) above will have the same weight, such that the level of achievement of this Multiyear Objective will be determined by using the following formula:

C = (1/5 x Coefficient 1 + 1/5 x Coefficient 2 + 1/5 x Coefficient 3 + 1/5 x Coefficient 4 + 1/5 x Coefficient 5)

Thus, the following formula will be applied to determine the annual amount of the Deferred Portion Subject to Objectives, if any, payable in financial years 2026, 2027 and 2028 (each of these payments, a “Final Annual Payment”), without prejudice to any adjustments that may result from malus clauses:

Final Annual Payment = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)

where:

▪	“Amt.” means one third of the Deferred Portion Subject to Objectives.

▪	“A” is the RoTE Coefficient according to the scale and terms and conditions in paragraph A above based on the achievement of the return on tangible equity target in 2024.

▪	“B” is the TSR Coefficient according to the scale in paragraph B above based on the relative performance of the TSR of the Bank for the 2022-2024 period with respect to the Peer Group.

▪	“C” is the coefficient resulting from adding up the weighted coefficients for each of the five responsible banking commitments by 2024, as set forth in paragraph C above.

▪	Assuming in any case that if “(2/5 x A + 2/5 x B + 1/5 x C)” yields a figure greater than 1.25, 1.25 shall be applied as the multiplier.

•	Maximum number of shares to be delivered

The final number of shares, if any, delivered to each executive director, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings or payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the week prior to the date on which the board of directors approves the Award for the executive directors of the Bank for financial year 2022 (hereinafter, the “2023 Listing Price”).

It has been estimated that the maximum amount of the Award to be delivered to the executive directors in shares under the Award comes to €5.75 million (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

(ii)	Maximum number of share options to be delivered and applicable rules

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Each share option will have one share as underlying asset and the exercise price of each option will be equal to the 2023 Listing Price. Settlement of the options upon exercise may take place by delivery of Santander shares upon payment of the strike price or through a settlement by difference between the strike price for the option and the applicable Santander share market price at exercise.

The final number of options on shares, if any, to be delivered to each executive director, for both those which are paid immediately and those that are deferred, shall be calculated taking into account: (i) the amount resulting from applying the corresponding taxes (or withholding or payment on account); (ii) the executive director’s decision, if any, opting to receive in options the portion to be paid in shares; and (iii) the fair value (“FV”) calculated in accordance with generally applicable accounting standards (IFRS - International Financial Reporting Standards) for share-based payments on the date the options are granted, i.e. the Initial Date, which will be a fraction of the 2023 Listing Price.

The maximum number of share options to be delivered (the “Limit on Award Share Options for Executive Directors” or “LASOED”) will be determined based on the maximum number of shares that would be delivered to each executive director as a result of the exercise of share options if payment was made by delivery of Santander shares, which must be calculated taking into account: (i) FV; and (ii) the 2023 Listing Price.

Taking into account that the maximum amount of the Award to be delivered in share options to the executive directors amounts to €5.75 million (or, if the executive directors ask to be paid in share options the portion payable in shares, to €11.5 million) (the “Maximum Amount Distributable in Award Share Options for Executive Directors” or “MADASOED”), the LASOED will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

Options may be exercised from the moment each of them is delivered and until they expire, which shall happen ten years after the Initial Date, and during specific timeframes throughout the year as determined in the corresponding plan regulations.

(iii)	Other rules:

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered and the conditions for exercising the share options to be granted will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares or share options linked to the award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares or of share options with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

(iv)	Grant of powers

Without prejudice to the general provisions of item 9 or to those set forth in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters, the board is hereby authorised to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iv)	To determine the specific number of shares and shares options to be received by each of the executive directors, observing the established maximum limits.

(v)	To apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the executive directors; and, in the event that the maximum amount distributable in shares or options to be delivered to the executive directors is exceeded, to authorise their deferral and payment in options or shares, respectively, of the excess or, if both limits are exceeded, to authorise the deferral and payment of the excess in cash.

(vi)	To define whether when the option is exercised settlement is to be made in kind by delivering shares or by settling differences and regulating any mechanisms necessary or appropriate to implement such exercise, including the procedure for determination of the applicable market price. If the options are settled within one year from when they are delivered, to establish and develop the applicable retention period regulations that need to be implemented.

(vii)	To extend the deferral period if so required in order to adapt to the applicable legal provisions in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt the Award to the new deferral period.

(viii)	To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the entities within the Peer Group; to compare the Bank’s TSR with the TSRs of the entities within the Peer Group; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (like non-organic transactions or other extraordinary circumstances).

(ix)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares and share options linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares or share options with the delivery of share options or shares, respectively, or equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares or share options in accordance with the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and achievement scales for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of the Award or the increase of the portion corresponding to the Deferred Payment Amount or the extension of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(x)	To adjust the level of achievement of the Multiyear Objectives upwards or downwards, at the proposal of the remuneration committee, when regulatory changes, non-organic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as write-offs, legal changes, corporate transactions, share buy-back programmes or restructurings) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact unrelated to the performance of the executive directors being evaluated.

(xi)	To develop and specify the conditions upon which the receipt by the executive directors of the corresponding shares, share options or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the executive directors of the respective shares, share options or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares and share options to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(xii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Moreover, in those areas falling within the scope of the board of directors’ responsibility, it is authorised to further develop, modify, alter or adapt the terms and conditions of the seventh cycle of the Deferred Multiyear Objectives Variable Remuneration Plan and of the other cycles of said plan that remain in effect.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

8ºE.- To authorise, as regards the inclusion of executive directors among its beneficiaries and inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the framework of the application of the Group’s buy-out regulations which have been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buy-out take into account the conditions that applied to the remuneration the loss of which is compensated for.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the fifteen trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of €40 million.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2022 and during financial year 2023, until the ordinary general shareholders’ meeting is held in 2023.

9.- Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

(a)	To authorise the board of directors to interpret, remedy, supplement, implement and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with the requirements that may legally need to be satisfied for the effectiveness thereof, and, in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution 9.

(b)	To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Jaime Pérez Renovales and Mr Francisco Javier Illescas Fernández-Bermejo so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, they are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Board Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item 8ºF).

And to leave record, I sign this certification with the approval of Mr Jose Antonio Alvarez Alvarez, Vice Chairman, in Boadilla del Monte on 1 April 2022.

Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 1, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance